SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A
PUBLICLY-HELD COMPANY
CNPJ/MF nº 02.558.132/0001-69 - NIRE 35.30000580-2

RELEVANT FACT

The managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., ("TCOPart"), and of the following closely-held companies, hereinafter collectively referred to as “TCO Operators”: Telegoiás Celular S.A. (“Telegoiás”), Telems Celular S.A. (“Telems”); Telemat Celular S.A. (“Telemat”); Teleacre Celular S.A. (“Teleacre”) and Teleron Celular S.A. (“Teleron”) respectively, make it known to the public, in the form and for the effects of CVM Instructions nos. 319/99, 320/99 and 358/02, that the Board of Directors of the respective companies approved a proposal to be submitted to their shareholders of the terms, conditions and reasons for a corporate restructuring involving the mentioned companies, as below described, the purpose of which is to allow TCOPart and TCO Operators to take advantage of the tax benefit arising out of the amortization of the premium resulting from the acquisition, by TCP, of TCOPart’s shares (which included the purchase of TCO Operators).

After the restructuring, TCO Operators shall continue to be the companies in charge of exploiting the telecommunication services, especially of the personal mobile telephone system (SMP) – Band A, in concession area 7.

TCP was originally the holder of the investments represented by TCOPart’s controlling shares, which includes the premium paid upon the acquisition of TCOPart and of the TCO Operators occurred in 2003 (the “Premium”). In order to avoid the transfer of any indebtedness from TCP to TCOPart and to TCO Operators, a company was organized – WXYZ0059 Holdings S.A. (“WXYZ0059”), to which TCOPart’s shares owned by TCP were transferred, as an act preceding the below described restructuring.

The managements of the involved companies understand that the corporate restructuring herein proposed shall add value to the involved companies, having in consideration that it will allow: (1) an improvement in the capitalization conditions of TCOPart and of the TCO Operators; and (2) an improvement in their respective cash flows, resulting from the tax benefit generated by the Premium amortization. The intended restructuring shall be structured in such a manner as to avoid any and all negative impacts over the future profits of both TCOPart and TCO Operators, on account of the referred Premium.

1. Corporate Restructuring Implementation – The corporate restructuring shall be implemented in three stages, as described below:

1st Stage – Merger of WXYZ0059 into TCOPart:
1.1 WXYZ0059, which currently holds TCOPart’s shares and the respective Premium, will be merged into TCOPart, which will remain as its controlling company. After its merger into TCOPart, WXYZ0059 shall be extinguished and TCOPart shall become its successor in all its rights and obligations. The net assets to be merged into TCOPart shall comprise the referred corporate interest, the Premium value and the provisions for maintaining the wholeness of the company’s equity and shall be evaluated based on their accounting value as of May 13, 2004, in accordance with the accounting practices emanated from the applicable laws. The Appraisal Report for the net assets of WXYZ0059 to be transferred to TCOPart, under the terms of the provisions in article 226 of Law no. 6404/76, shall be prepared by the independent appraisal firm Deloitte, Touche, Tohmatsu Auditores Independentes, acting ad referendum to TCOPart’s and WXYZ0059’s shareholders. Equity variations occurred from May 13, 2004 until the actual merger date shall be absorbed by TCOPart. It is estimated that the value of the net assets of WXYZ0059 to be merged into TCOPart shall be R$1,001,162,355.82. The merger of WXYZ0059 into TCOPart shall not entail, however, any increase in the acquiring company’s capital stock

1.2 TCP, in its capacity as a shareholder of WXYZ0059, shall receive in substation for the interest it held in the merged company, new shares issued by TCOPart corresponding to those shares issued by TCOPart that WXYZ0059 currently holds, provided that for each share held by WXYZ0059 in the capital stock of TCOPart there will correspond one new share issued by TCOPart. TCOPart’s shares to be received by TCP shall have the same rights as TCOPart’s currently outstanding shares. No changes shall be made to the number of shares into which TCOPart’s capital stock is divided, nor to voting rights, receipt of dividends and equity rights of the holders of TCOPart’s common and preferred shares. Accordingly, TCP shall return to the condition of direct holder of TCOPart’s shares, exactly of the same number, type and with the same rights as it held previously to this stage of the transaction.

This stage was structured with the purpose of preventing the amortization of the Premium recorded in WXYZ0059 from adversely affecting TCOPart’s profit and, subsequently, TCO Operators’ profit, subject to distribution to the shareholders. Therefore, should the transaction be approved by their respective managements, WXYZ0059 shall book a provision intended for maintaining the wholeness of the referred companies’ and their shareholders’ equity. The reversal of such provision shall allow the adverse effects of the Premium amortization in the balance sheets of TCOPart and TCO Operators to be offset, thus assuring the maintenance of the dividends flow, as provided for in article 16 of Instruction CVM no. 319/99.

2nd Stage – TCOPart’s Partial Spin-off with transfer of the spinned-off assets to the TCO Operators
2.1 After the merger of WXYZ0059 into TCOPart, the latter shall be partially spinned-off, and the spinned-off assets shall be merged into the TCO Operators, proportionally to the economic value of the Premium ascribed to each operator. The spinned-off assets shall comprise deferred assets (premium) at their equity value, plus an amount of the company’s cash and the provision booked in the first stage of the restructuring, as above described.

2.2. Upon spinning-off TCOPart’s net assets, the spinned-off assets to be merged into the TCO Operators shall be evaluated based on their respective accounting values as of the base-date set for the accomplishment of this stage, in accordance with accounting practices emanated from the applicable laws. The Appraisal Report for the respective net assets to be transferred to the TCO Operators, under the terms of the provisions in article 226 of Law no. 6404/76, shall be prepared by the independent appraisal firm, Deloitte, Touche, Tohmatsu Auditores Independentes, acting ad referendum to the shareholders of the involved companies. The equity variations occurred from the base-date of the spin-off until a resolution is made upon the corresponding corporate acts, shall be absorbed by the TCO Operators, respectively.

2.3. The Partial Spin-off and Justification Protocol to be timely submitted for examination and resolution by the special meeting of shareholders of both TCOPart and TCO Operators shall provide for that such spinned-off assets shall be proportionally absorbed by the acquiring companies, the amounts thereof to be disclosed at the time of the implementation of this stage of the transaction.

2.4. As a result of TCOPart’s spin-off, its capital stock shall be reduced, however without any change to the number of existing shares, having in consideration that TCOPart’s shares have no face value. However, there will be an increase in the capital stock of the TCO Operators, and an increase in the number of TCO Operators’ shares, as a result of the merger of the spinned-off assets of TCOPart, the amounts of which will be disclosed at the time of the implementation of this stage, with due regard to the applicable legal terms.

2.5. The TCOPart’s shareholders shall receive, in substitution for their shares extinguished as a consequence of the merger, shares to be issued by the TCO Operators as a result of the merger of TCOPart’s spinned-off assets, of the same type and class and in the same proportion of the shares previously held by them in the spinned-off company.

3rd Stage – Merger of TCO Operators’ Shares into TCOPart.
3.1 After the merger of the spinned-off assets of TCOPart’s equity into the TCO Operators, all TCO Operators’ shares shall be merged into controlling company TCOPart, whereby the TCO Operators shall become wholly-owned subsidiaries, with the direct assignment to the holders of the merged shares of the TCO Operators of the shares to which they are entitled in the acquiring company, TCOPart.
3.2 The ratio of exchange of shares in the acquiring company for merged shares shall be determined based on the economic value of the acquiring and merged companies, in accordance with the discounted cash flow methodology, as evaluated by the independent appraisal firm Ernst & Young, pursuant to the same criteria, on the same date. TCOPart shall issue new common shares and new preferred shares in consideration for the contribution of the TCO Operators’ shares, it being certain that the number of new shares to be issued by TCOPart shall be confirmed and disclosed, as provided by law, at the time of the completion of the referred appraisal. The merger of TCO Operators’ shares shall not entail any change to the number or composition per kind and class of the shares of such companies, all of which shall be held by TCOPart, as sole shareholder.

3.3. In compliance with the provisions in article 264 of Law no. 6404/76 and, for purposes of comparison between the exchange ratios resulting from the adoption of the criterion selected by the parties and the ratio resulting from the shareholders’ equity at market prices criterion, TCOPart and TCO Operators shall have their respective equities evaluated according to the same criteria and on the same date, at market prices, by KPMG Auditores Independentes.

3.4. Upon the merger of all TCO Operators’ shares into TCOPart for the purpose of converting TCO Operators into wholly-owned subsidiaries, the shares to be merged shall be evaluated based on their respective accounting values as of the base-date set for accomplishment of this stage, in accordance with the accounting practices emanated from the applicable laws. The Appraisal Reports for the mentioned shares for effect of increase in the capital stock of the acquiring company shall be prepared, as provided for in article 252 of Law no. 6406/76, by the independent appraisal firm Deloitte, Touche, Tohmatsu Auditores Independentes, acting ad referendum to the shareholders of the involved companies. The merger of TCO Operators’ shares shall entail an increase in the capital stock of TCOPart in an amount corresponding to the value of the TCO Operators’ shares, as ascertained based on the above referred accounting criterion.

3.5 Dividends: The shares issued by TCOPart to be assigned to the shareholders of the TCO Operators, shall be entitled to full dividends payable by TCOPart relating to fiscal year 2004. The rights of the shareholders of the TCO Operators shall remain unchanged in relation to interest on the net equity and dividends relating to fiscal year 2003, it being certain that the holders of TCO Operators’ shares as of January 29, 2004 (in relation to interests on the net equity), as well as the Telemat’ shareholders as of March 22, Teleron’s shareholders as of March 23 and Teleacre’s shareholders as of March 24, 2004 (in relation to the complementary dividends), shall receive the amounts announced in the Notice to the Shareholders already published to this respect, in conformity with the resolutions made at the respective general meetings of such companies.

4. Capitalization of the Special Premium Reserve in TCO Operators
4.1 The merger of shares protocol shall contain a provision setting forth that, to the extent an advantage is taken from the tax benefit corresponding to the amortization of the deffered assets transferred to the TCO Operators, the respective special premium reserves shall be capitalized, as permitted in article 7 of Instruction CVM no. 319/99. Having in consideration that the TCO Operators shall then be wholly-owned subsidiaries of TCOPart, in order to allow the latter to exercise its right to subscribe shares in the increase of capital of the TCO Operators, the merger of shares protocol must also provide for that TCP shall assign to TCOPart all of its rights to the special premium reserve, to the extent they may be used in the increase of capital, whereby TCP shall receive, in counterparty, a credit in the corresponding amount against TCOPart, which credit shall be immediately used for the increase of capital of TCOPart, with due regard to the preemptive rights held by all TCOPart’s shareholders.

5. Additional information regarding the intended restructuring for the purposes of Article 2 of Instruction CVM nº 319/99
5.1 It is estimated that the Premium amount to be ultimately incorporated by TCO Operators, economically based on the expectancy of TCOPart’s future profits, and which has the accounting value of R$1,503,120,638.63, shall grant a tax benefit corresponding to R$511,061,017.14, ascertained with basis on the applicable tax laws, to the extent it is amortized for an estimated period of 10 years. In accordance with article 8 of Instruction CVM no. 319/99, TCOPart is undertaken to prepare and to disclose, at the end of each fiscal year, an analysis about the recovery of the Premium value.

5.2 The estimated cost for the performance of the corporate restructuring transaction herein proposed is R$1,500,000.00 and comprises expenses related to the rendering of financial, accounting and legal consultancy services.

5.3 The transaction was preceded by the organization of WXYZ0059, which is presently the holder of the investment represented by TCOPart’s controlling shares, including the Premium, with the purpose of avoiding controlling group’s obligations to be undertaken by TCOPart and by the TCO Operators as a result of the contemplated restructuring, in addition to the execution, also, of the Protocol of Merger and Justification between the managements of TCOPart and of WXYZ0059, in accordance with articles 224 and 225 of Law no. 6404/76, providing for the conditions and criteria for the WXYZ0059 merger.

5.4 Comparison of the political and equity advantages of the shares held by the shareholders before and after the transactions:

5.4.1 1st Stage: No changes shall be made to the voting rights, dividend receipt and equity rights of the holders of TCOPart’s common and preferred shares.

5.4.2 2nd Stage: No changes shall be made to the voting rights, dividend receipt and equity rights of the holders of TCOPart’s and TCO Operators’ common and preferred shares.

5.4.3 3rd Stage: The TCO Operators’ shareholders, except in relation to controlling shareholder TCOPart, shall receive shares issued by TCOPart of the same type and class in substitution for the shares held by them respectively in the TCO Operators. The new shares of TCOPart assigned to the preferred shareholders of TCO Operators shall be assured a minimum dividend equal to the greater of the following values: (a) six per cent (6%) per year on the amount resulting from the division of the subscribed capital for the total number of the company’s shares, and (b) three per cent (3%) of the net share value, under the terms of the provisions set forth in TCOPart’s Articles of Incorporation. Except for the mentioned change, no change shall be made to voting rights, dividend receipt and equity rights of holders of common and preferred shares of the relevant companies.

5.5 Right to Withdraw: The approval of the resolutions relating to the 1st and 2nd Stages of the restructuring, as described herein, under the terms of article 137 of Law no. 6404/76, shall not give the dissenting shareholders the right to withdraw. Those shareholders of TCO Operators and of TCOPart holding shares on the date of this Relevant Fact who disagree to the resolutions relating to the 3rd Stage, shall be entitled to withdraw themselves from the company, upon repayment of their shares, under the terms of article 264, §3, of Law no. 6404/76, the amount of which will be timely disclosed.

5.6 Liabilities: Not any debt or liability whatsoever shall be transferred to TCOPart or to the TCO Operators, by force of this restructuring. The TCO Operators, by force of this restructuring, shall book a provision for maintaining the wholeness of the company’s equity, which corresponds to 66% of the total Premium transferred to the TCO Operators. This provision is booked for the purpose of ensuring the flow of dividends payable to the non-controlling shareholders, thus abiding by the provisions of article 16 of Instruction CVM No. 319/99.

5.7. Experts: The independent appraisal firm Deloitte, Touche, Tohmatsu Auditores Independentes was retained to prepare the accounting appraisal reports that are necessary in the different stages of this restructuring process, which retaining shall be confirmed by the general meetings of shareholders of the companies. KPMG Auditores Independentes, as already mentioned, will evaluate the companies in the 3rd Stage of the transaction for their shareholders’ equity at market values, for the purposes of the provisions in article 264 of the Business Corporations Act. Further, under the terms of the provisions in article 37 of TCOPart’s Articles of Incorporation and of article 2, §1, III of Instruction CVM no. 319/99, the opinion prepared by Ernst & Young concerning the ratios of exchange of TCO Operators’ shares of TCOPart’s shares in the 3rd Stage, confirming that an equitative treatment has been awarded to the involved companies. Deloitte, Touche, Tohmatsu Auditores Independentes, Ernst & Young and KPMG Auditores Independentes are independent companies in relation to the companies contemplated in this restructuring process, in accordance with independent audit rules set forth by the Regional Board of Accounting.

5.8 Regulatory Authorities: The National Telecommunications Agency – ANATEL – will be informed on this date about the implementation of the above described corporate restructuring, and no prior authorization by the referred Agency, or by any anti-trust or other agency, is required.

5.9 The contemplated restructuring shall not entail any change to the share control of TCOPart and of the TCO Operators.

5.10 General meetings of shareholders for evaluating the restructuring proposal herein notified shall be called with due regard to the applicable legal and statutory terms.

The documents relating to the 1st Stage of the transaction herein referred to shall be available to the shareholders of the involved companies as from May 17, 2004, at the below listed addresses, from 09:00 a.m. to 05:00 p.m., against presentation of a statement showing their respective stock position, issued not more than two (2) days in advance. Further information may be obtained from telephone number 0XX11 5105-1172, with Mr. Ronald Aitken.

Addresses: (i) TCP’s shareholders: Av. Dr. Chucri Zaidan, 860 – Bairro Morumbi –São Paulo – SP – CEP 04583-110 and (ii) TCOPart’s and TCO Operators’ shareholders: SQS QD 02 Bloco C - Ed. Telebrasilia Celular – Brasilia – DF – CEP 70-719-901.

São Paulo, May 14, 2004.

Telesp Celular Participações S.A.
Fernando Abella Garcia
Investor Relations Officer

Tele Centro Oeste Celular Participações S.A
Luis André Carpintero Blanco
Investor Relations Officer

Site: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.